BAE Systems agrees sale of INERTIAL PRODUCTS

23 April 2007

BAE Systems has agreed the sale of its Inertial Products business to investment affiliates of J. F. Lehman & Company, the U.S. private equity firm, for a cash consideration of $140m, subject to adjustment according to the level of working capital and net debt or net cash in the business at closing.

The business is comprised of BAE Systems Inertial Products Inc., based in Cheshire, Connecticut, and BAE Systems' inertial products business in Plymouth, U.K., (including its 50% shareholding in Silicon Sensing Systems Limited). Inertial Products supplies to military and commercial customers inertial sensors and measurement units for the control, navigation and guidance of air and ground vehicles, precision weapons systems, missiles and aerial targets as well as digital terrain systems for aircraft. The business employs approximately 810 people.

Completion of the sale is conditional upon, among other things, regulatory approval being given and is expected to take place in the second half of 2007.

Issued by
BAE Systems plc
London